

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

David Palach
Chief Executive Officer
Save Foods, Inc.
HaPardes 134 (Meshek Sander)
Neve Yarak, Israel

> **Re: Save Foods, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2023**
> **File No. 333-274932**

Dear David Palach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Eleanor Osmanoff, Esq.